UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2021

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for the six months ended June 30, 2021.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2021	2020
	HK$	HK$
ASSETS

Current assets
Cash and cash equivalents	180,703	182,697
Deposits, prepayment and other receivables	2,871	2,450
Total current assets	183,574	185,147

Property, plant and equipment, net	-	60
Intangible assets	438	438
Total assets	184,012	185,645

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals	888	1,569
Tax payable	10,576	10,186
Total current liabilities	11,464	11,755

Total liabilities	11,464	11,755

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	146,428	147,770
Total shareholders’ equity	172,548	173,890

Total liabilities and shareholders’ equity	184,012	185,645

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2021	2020
	HK$	HK$
Revenues	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(1,014)	(1,638)
Gain on disposal of a subsidiary	-	29
Total operating expenses, net	(1,014)	(1,609)

Loss from operations	(1,014)	(1,609)

Interest income	62	979
Loss before income tax expense	(952)	(630)

Income tax expense	(390)	(389)
Net loss attributable to the Company’s shareholders	(1,342)	(1,019)

Other comprehensive income Foreign currency translation adjustment	-	-
Comprehensive loss attributable to the Company’s shareholders	(1,342)	(1,019)

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2021	2020
	HK$	HK$
Net income per share:

Weighted average number of ordinary shares	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128

Basic loss per share attributable to the Company’s shareholders	(HK$0.10)	(HK$0.08)

Diluted loss per share attributable to the Company’s shareholders	(HK$0.10)	(HK$0.08)

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2019 and at January 1, 2020	12,938,128	101	26,049	(30)	151,277	177,397

Net loss for the year	-	-	-	-	(3,507)	(3,507)
Balance at December 31, 2020 and at January 1, 2021	12,938,128	101	26,049	(30)	147,770	173,890

Net loss for the period	-	-	-	-	(1,342)	(1,342)
Balance at June 30, 2021	12,938,128	101	26,049	(30)	146,428	172,548

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2021	2020
	HK$	HK$
Operating activities
Net loss	(1,342)	(1,019)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60	181
Gain on disposal of a subsidiary	-	(29)
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(421)	(452)
Other payables and accruals	(681)	(895)
Tax payables	390	389
Net cash used in operating activities	(1,994)	(1,825)

Investing activities
Net cash inflow from disposals of subsidiaries (net of cash disposed of, HK$nil for the 6-month period ended June 30, 2021 and HK$1 for the 6-month period ended June 30, 2020)	-	27
Net cash provided by investing activities	-	27

Net decrease in cash and cash equivalents	(1,994)	(1,798)

Cash and cash equivalents, beginning of period	182,697	185,530
Cash and cash equivalents, end of period	180,703	183,732

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
Interest received, net	62	979

PLASTEC TECHNOLOGIES, LTD.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Operating results for the six months ended June 30, 2021 compared to the six months ended June 30, 2020

We did not record any operating income during the six months ended June 30, 2021 or 2020. We were maintaining minimal daily operations and keeping a progressive reduction in all expenses. As a result, our selling, general and administrative expenses for the six months ended June 30, 2021 decreased by approximately HK$0.6 million to approximately HK$1.0 million from approximately HK$1.6 million in the six months ended June 30, 2020.

Balance sheet positions as at June 30, 2021 compared to December 31, 2020

Total assets decreased by approximately HK$1.6 million to approximately HK$184.0 million as of June 30, 2021 compared to approximately HK$185.6 million as of December 31, 2020. This decrease was mainly attributable to the reduction of approximately HK$2.0 million cash and cash equivalents during the period.

Total liabilities decreased by approximately HK$0.3 million to approximately HK$11.5 million as of June 30, 2021 compared to approximately HK$11.8 million as of December 31, 2020.

Cashflow analysis

We have relied primarily upon internally generated funds to finance our minimal operations.

For the six months ended June 30, 2021, we recorded approximately HK$2.0 million cash outflow as compared to approximately HK$1.8 million cash outflow in the same corresponding period in the prior year. The increase was mainly attributable to the increased net loss for approximately HK$0.3 million during the period.

Net cash provided by investing activities for the six months ended June 30, 2021 was nil as compared to approximately HK$27,000 cash inflow in the corresponding period in the prior year, being receipts of the net proceeds derived from the disposals of subsidiaries.

We did not engage in any financing activities, much less any net cash used, during the six months ended June 30, 2021 or 2020.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

	By:	/s/ Kin Sun Sze-To
	Name:	Kin Sun Sze-To
	Title:	Chief Executive Officer

Dated: August 5, 2021